October 15, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds III (the “Trust”) — File No. 811-21777

Proxy Statement on Schedule 14A for John Hancock U.S. Growth Fund

Dear Mr. Oh:

This letter is in response to comments received by telephone on September 25, 2020 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to a preliminary proxy statement on Schedule 14A for John Hancock U.S. Growth Fund, a series of the Trust (the “Fund”), which was filed with the SEC on September 18, 2020 (the “Proxy Statement”), accession no. 0001133228-20-006134. The purpose of the Proxy Statement is to solicit shareholder approval of amendments to the Fund’s diversification status.

For convenience, we have set forth each comment below, followed by the Trust’s response.

Comment 1 — Please confirm the accuracy of the series and class identifiers. In addition, because of the Fund’s name change, please confirm that the series name is accurate on the EDGAR webpage.

Response to Comment 1 — The Trust confirms the accuracy of the series and class identifiers and will update the name of the series on the EDGAR webpage.

Comment 2 — On page 4, under the heading “Revocation of Proxies,” the disclosure states: “Proxies may be revoked at any time before the Meeting either: (i) by a written revocation received by the Secretary of the Trust; (ii) by a properly executed later-dated proxy received by the Secretary of the Trust; or (iii) by being present at the Meeting and notifying the Secretary of the Trust (without complying with any formalities) at any time before the proxy is voted that the shareholder wishes to vote.” (Emphasis added.) Please confirm whether notification means voting or something different.

Response to Comment 2 — In response to the staff’s comment, the Trust notes that a shareholder may notify the Secretary of the Trust of the shareholder’s intention to vote using any reasonable method, including providing written or oral notification. The Trust further notes that if a shareholder does not notify the Secretary of the Trust of the shareholder’s intention to vote, the shareholder would not be permitted to vote because the shareholder would have already voted by an un-revoked proxy.

Comment 3 — On page 4, under the heading “Quorum,” the disclosure states: “Any adjournment of the Meeting will require the affirmative vote of the holders of a simple majority of the Fund’s shares cast at the Meeting, and any adjournment with respect to any proposal will require the affirmative vote of the holders of a simple majority of the shares entitled to vote on the proposal cast at the Meeting.” Please confirm whether this disclosure is applicable, given that there is only one proposal included in this proxy statement.

Response to Comment 3 — The Trust supplementally notes that the disclosure contemplates the potential for additional proposals to be presented at the meeting by shareholders or otherwise.

Comment 4 — In the introductory narrative of the Appendix, please revise the disclosure to state that shareholders who own beneficially more than 25% of any class of the fund are deemed “to be a control person” of the class.

Response to Comment 4 — The Trust has made the requested change.

Comment 5 — in Appendix A, please highlight the disclosure stating that “AS TO ANY OTHER MATTER, THE PROXY OR PROXIES WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT.”

Response to Comment 5 — The Trust has made the requested change.

Comment 6 — in Appendix A, please confirm that the website link will take shareholders directly to the proxy statement. The staff notes that this should be a direct link.

Response to Comment 6 — The Trust confirms that the website link will take shareholders directly to the proxy statement.

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The Trust, on behalf of the Fund, intends to file a definitive Proxy Statement that will reflect the above responses to the staff’s comments. If you have any questions, please contact me at (617) 951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail Hemnes

Cc: Ariel Ayanna, Assistant Secretary of the Trust